Aflac Incorporated 2013 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	2013	2012	2011	2010	2009
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$3,158	$2,866	$1,937	$2,328	$1,497
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share – basic	464,502	466,868	466,519	469,038	466,552
Dilutive effect of share-based awards	2,906	2,419	2,851	4,047	2,511
Weighted-average outstanding shares used in the computation of earnings per share – diluted	467,408	469,287	469,370	473,085	469,063
Earnings per share:
Basic	$6.80	$6.14	$4.16	$4.96	$3.21
Diluted	6.76	6.11	4.12	4.92	$3.19
Amounts prior to 2012 have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs. Adjustments to balances in 2009 were immaterial and are not reflected in the table above.